SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                         ----------------------

                              SCHEDULE 13D

                            (Amendment No. 2)

                Under the Securities Exchange Act of 1934


                               ACTV, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of securities)

                               0008 8E112
                             (CUSIP Number)

                           Richard J. Emmerich
                     Global Capital Management, Inc.
                           601 Carlson Parkway
                                Suite 200
                       Minnetonka, Minnesota 55305
                             (612) 476-7200
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                              July 30, 1997
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                     (continued on following pages)














                            Page 1 of 4 Pages

CUSIP No. 0008 8E112                    Schedule 13D (Amendment No. 2)


     1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Global Capital Management, Inc./FEIN 41-1625323

     2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                            (b) [  ]

     3)   SEC Use Only


     4)   Source of Funds
               WC

     5)   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e)      [  ]

     6)   Citizenship or Place of Organization
                    Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

          (7)  Sole Voting Power
               996,028 (See Item 5)

          (8)  Shared Voting Power
               0

          (9)  Sole Dispositive Power
               996,028 (See Item 5)

          (10) Shared Dispositive Power
               0

     11) Aggregate Amount Beneficially Owned by Each Reporting Person 996,028 (See Item 5)

     12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares  [  ]

     13)  Percent of Class Represented by Amount in Row (11)
               6.4% (See Item 5)

     14)  Type of Reporting Person
               CO





                           Page 2 of 4 Pages

                              SCHEDULE 13D
                            AMENDMENT NO. 2

     This Amendment No. 2 to the Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 2 amends and supplements the Statement on Schedule 13D, as subsequently amended (the "Schedule 13D"), relating to the common stock, par value $0.10 per share ("Common Stock"), of ACTV, Inc., a Delaware corporation (the "Issuer"), previously filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D. Except as amended herein, the Schedule 13D previously filed remains unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) is hereby amended by adding the following:

     (a) Without giving effect to the limitation described in Item 5(a) of the Schedule 13D:

          (1) As of July 30, 1997, Global was the beneficial owner of 1,196,365 shares of Common Stock (by reason of the Investors' right to exchange their Preferred Stock for that number of shares). Based upon the Issuer's Form 10-Q for the quarter ended March 31, 1997, the Issuer had 11,838,734 shares of Common Stock outstanding as of May 13, 1997. Treating as also outstanding the 1,196,365 shares of Common Stock for which the Investors' Preferred Stock was exchangeable, Global would be deemed as of July 30, 1997 to have been the beneficial owner of 9.2% of the Issuer's outstanding Common Stock.

          (2) As of the date hereof, Global is the beneficial owner of 996,028 shares of Common Stock (by reason of the Investors' i) right to exchange their Preferred Stock for 995,990 shares of Common Stock and ii) holdings of 38 shares of Common Stock). Based upon the Issuer's Form 10-Q for the quarter ended September 30, 1997, the Issuer had 14,434,612 shares of Common Stock outstanding as of November 13, 1997. Treating as also outstanding the 996,028 shares of Common Stock for which the Investors' Preferred Stock is exchangeable, Global would be deemed as of the date hereof to be the beneficial owner of 6.4% of the Issuer's outstanding Common Stock.

     Item 5(c) is hereby amended to read as follows:

     (c) No transactions in Common Stock were effected by the Investors during the sixty (60) days prior to July 30, 1997 or the date hereof.

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
                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 2, 1998        GLOBAL CAPITAL MANAGEMENT, INC.



                              By:   /s/ John D. Brandenborg
                                 ----------------------------
                              Name:     John D. Brandenborg
                              Title:    Vice-President









































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